SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR INC. TAX DEFERRED RETIREMENT PLAN (Full title of the Plan)
CATERPILLAR INC. (Name of issuer of the securities held pursuant to the Plan)
100 NE Adams Street, Peoria, Illinois 61629 (Address of principal executive offices)

REQUIRED INFORMATION

Item 1.
See Item 4.

Item 2.
See Item 4.

Item 3.
See Item 4.

Item 4.
In lieu of the requirements of items 1-3, attached are the financial statements prepared in accordance with Schedule I of the financial reporting requirements of ERISA. Pursuant to ERISA's financial reporting requirements, Schedule I does not require the financial statements be audited.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

TAX DEFERRED RETIREMENT PLAN
September 15, 2005	By:	/s/S.C. Banwart

S. C. Banwart Plan Administrator

SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service
___________________
Department of Labor
Employee Benefits Security
Administration
___________________
Pension Benefit Guaranty Corporation

Financial Information - Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code)

File as an attachment to Form 5500.
Official Use Only OMB No. 1210-0110
2004
This Form is Open to Public Inspection.

For calendar plan year 2004 or for fiscal plan year beginning 12/01/2004 and ending 12/31/2004.
A	Name of plan	CATERPILLAR INC. TAX DEFERRED RETIREMENT PLAN
B	Three-digit plan number:	033
C	Plan sponsor’s name as shown on line 2a of Form 5500	CATERPILLAR INC.
D	Employer Identification Number	37-062744

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part 1	Small Plan Financial Information
Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/form insurance carriers. Round off amounts to the nearest dollar.

1		Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
	a	Total plan assets	1a	0	0
	b	Total plan liabilities	1b	0	0
	c	Net plan assets (subtract line 1b from 1a)	1c	0	0

2		Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
	a	Contributions received or receivable
		(1) Employers	2a(1)	0
		(2) Participants	2a(2)	0
		(3) Others (including rollovers)	2a(3)	0
	b	Noncash contributions	2b	0
	c	Other income	2c	0
	d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		0
	e	Benefits paid (including direct rollovers)	2e	0
	f	Corrective distributions (see instructions)	2f	0
	g	Certain deemed distributions of participant loans (see instructions)	2g	0
	h	Other expenses	2h	0
	i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		0
	j	Net income (loss) (subtract line 2i from line 2d)	2j		0
	k	Transfers to (from) the plan (see instructions)	2k		0

3
Specific Assets: If the plan held assets at any time during the plan year in any of the following categories, check “Yes” and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan’s interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trusts meets one of the specific exceptions described in the instructions.

				Yes	No	Amount
	a	Partnership/joint venture interests	3a		X
	b	Employer real property	3b		X
For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. V7.2 Schedule 1 (Form 5500) 2004

Schedule I                                                            Page 1

				Yes	No	Amount
3	c	Real estate (other than employer real property)	3c		X
	d	Employer securities	3d		X
	e	Participant loans	3e		X
	f	Loans (other than to participants)	3f		X
	g	Tangible personal property	3g		X

Part II		Transactions During Plan Year
				Yes	No	Amount
4		During the plan year:
	a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL’s Voluntary Fiduciary Correction Program)	4a		X
b
Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants’ account balance
			4b		X
	c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X
	d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X
	e	Was the plan covered by a fidelity bond?	4e	X		45000000
	f	Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty?	4f		X
	g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X
	h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X
	i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X
	j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X
k
Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA’s report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)
			4k	X

			Yes	No	Amount
5	a	Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year		X
5	b	If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1)	Name of plans(s)	5b(2)	EIN(s)	5b(3)	PN(s)

Schedule I                                                              Page 2